

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2011

Timothy P. Walbert
Chairman, President and Chief Executive Officer
Horizon Pharma, Inc.
1033 Skokie Boulevard, Suite 355
Northbrook, Illinois 60062

> **Re:** **Horizon Pharma, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 31, 2011**
> **File No. 333-168504**

Dear Mr. Walbert:

We have reviewed your amended registration statement and response letter each filed March 31, 2011 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates
Common Stock Valuation, page 62

1. Please tell us, and disclose how the receipt of $5.0 million in November 2010 from the agreement with Mundipharma for the commercialization of LODOTRA and the contemplation of the completion of the financing in 2011 impacted your determination of the value of your stock.

Business, page 76

Temmler Supply Agreement, page 92

2. We note that you have entered into a packaging and assembling agreement with Temmler which appears to provide the same or similar services previously provided pursuant to the packaging and supply agreement with Catalent. In light of your previous determination

that a similar agreement with Catalent was material to your business, please file a copy of your agreement with Temmler. Alternatively, provide an analysis supporting your determination that you are not substantially dependent on the agreement.

3. We note you have withdrawn your agreement with Catalent as an exhibit to the registration statement. Pursuant to Rule 477(a), please acknowledge that this exhibit has been withdrawn and advise us as to the basis of your determination to withdraw it.

Notes to Consolidated Financial Statements
3. Acquisition, page F-21

4. Please clarify for us and elaborate your disclosure regarding the nature of information received surrounding the average market exclusivity period for the intangible assets. Further, please clarify for us what is meant by the statement that the assets were "similarly situated", and how you made this determination.

5. Please quantify the initial tax rate used and tell us what triggered the Company's "updated understanding" of the effective tax rate in Switzerland. Further, please tell us whether an impairment charge would have been taken absent the change in the useful life and the tax rate. We note that the company disclosed that they reduced their revenue projections.

16. Subsequent Events, page F-51

6. Please tell us how you will account for the subordinated convertible notes, including your analysis of any potential accounting impact resulting from the conversion feature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lynda Kay Chandler, Esq.
        Cooley LLP
        4401 Eastgate Mall
        San Diego, CA 92121